UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: October 27, 2016

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated October 27, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: October 27, 2016	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS’ CEO, CFO AND BOARD MEMBER PETER EVENSEN TO RETIRE

Hamilton, Bermuda, October 27, 2016 – Teekay GP LLC, the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), announced the following changes to its Board and management team:

•

Peter Evensen, CEO, CFO and a Director of Teekay GP LLC, has informed the Partnership of his intention to retire from these positions effective January 31, 2017, after 11 years with the Partnership. In addition, Mr. Evensen will also retire from his positions as President and CEO and a Director of Teekay Corporation, CEO, CFO and a Director of Teekay Offshore Partners L.P.’s general partner, and a Director of Teekay Tankers Ltd.

•

Mark Kremin, President of Teekay Corporation’s Gas division, will be appointed as President and CEO of a newly formed management services company, Teekay Gas Group Ltd., that will take over Mr. Evensen’s operational and strategic roles by providing services to the Partnership’s subsidiaries. Mr. Kremin has over 20 years of experience in the shipping industry and, since joining Teekay Corporation in 2000, has held various positions, including in-house counsel from 2000 to 2006, Vice President, Teekay Gas from 2006 to 2015 and his most recent position as President, Teekay Gas since 2015. Mr. Kremin also represents Teekay Gas on the boards of joint ventures with partners in Europe, Asia and the Middle East.

•

In addition, George Watson, a Director of Teekay GP LLC, has retired from his position effective immediately due to health issues, after 11 years with the Partnership’s Board. The Board will commence a search for a new director to fill the vacancy created by Mr. Watson’s retirement.

Since Mr. Evensen commenced as CEO, CFO and a Director of Teekay GP LLC at the time of the Partnership’s initial public offering (IPO) in 2005, Teekay LNG has grown from an initial fleet of eight vessels to become one of the largest independent owners and operators of liquefied natural gas (LNG) carriers, with interests in 85 LNG carriers, mid-size liquefied petroleum gas (LPG) carriers and conventional tankers, total assets of approximately $4.3 billion, total forward fee-based revenues totaling approximately $12.2 billion and a weighted-average remaining contract length of approximately 13 years.

“It has been an honor and a privilege to lead the Partnership, and I am confident that Mark Kremin will continue that success,” commented Mr. Evensen. “Mark is a highly experienced gas business leader and has led the project development aspects of many of Teekay LNG’s largest and most successful investments.”

“On behalf of the entire Teekay GP LLC Board, I would like to thank Mr. Evensen and Mr. Watson for the significant contributions they have made in growing Teekay LNG into one of the largest independent owners and operators of LNG carriers since the Partnership’s IPO 11 years ago,” commented Ms. Jane Hinkley, Chair of Teekay GP LLC’s Board of Directors. “Mr. Kremin’s extensive experience in the industry will be instrumental as Teekay LNG continues to grow its business.”

“I am honored to take on this new opportunity and continue building on Teekay LNG’s success,” commented Mr. Kremin. “The Partnership is well-positioned with strong operations and significant financial flexibility. We will continue to focus on providing strong operational performance, building customer relationships, and executing on Teekay LNG’s growth projects, which are expected to provide significant cash flow growth in the future.”

About Teekay LNG

Teekay LNG Partners is one of the world’s largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 50 LNG carriers (19 newbuildings), 29 LPG/Multigas carriers (including five newbuildings) and six conventional tankers. The Partnership’s interests in these vessels range from 20 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP” and its Class A preferred units trade on the New York Stock Exchange under the symbol “TGP-PRA”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekay.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing of Mr. Evensen’s retirement; and the Partnership’s existing growth projects, future results and growth opportunities. The factors discussed in Teekay LNG’s filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2015, are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and these factors should be considered in evaluating any such statement. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay LNG Partners L.P.    Investor Relations Tel: +1 604 844-6654    www.teekaylng.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda